Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH ANNOUNCES INCREASE TO PREVIOUSLY ANNOUNCED FINANCING

Vancouver, B.C. February 2, 2011 – GLG Life Tech Corporation (the “Company”) is pleased to announce that it has amended the terms of the previously announced Canadian bought deal public offering through a syndicate of underwriters (collectively, the “Underwriters”), to increase the size of the offering by an additional 600,000 units (the “Additional Units”). Under the amended terms of the offering, the Underwriters have agreed to purchase an aggregate of 4,600,000 units (“Units”) of the Company for total gross proceeds of C$50,600,000. Each Unit will consist of one common share and one half of one common share purchase warrant (each, a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of C$15.00 per common share for a period of 36 months following the date of closing of the offering.

In addition, the Underwriters agreed to amend the terms of the offering to include the Additional Units in deriving the number of Units and Warrants allowed under the over allotment option.

The Company plans to use the net proceeds from the offering to advance its ANOCTM joint venture, including marketing and administration, for working capital and other general corporate purposes.

The offering is scheduled to close on or about February 23, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and applicable securities regulatory authorities.

This press release is not an offer or a solicitation of an offer of common shares for sale in the United States. The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Contact:
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking Statements:

This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to the completion of the Offering and the expected use of proceeds of the Offering .

Generally, these forward-looking statements or information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. With respect to forward-looking statements and information included in this news release, we have made numerous assumptions including among other things, assumptions about our ability to complete the financing. While we consider these assumptions to be reasonable, the assumptions are inherently subject to significant business, economic, competitive and social uncertainties and contingencies. However, there are also known and unknown risk factors which could cause our actual results to be materially different from any future results implied by the forward-looking statements and forward-looking information. Known factors include, among others, the following: operational risks; the effects of general economic conditions; changing foreign exchange rates; actions by government and other regulatory authorities; uncertainties associated with legal proceedings and negotiations; availability of raw materials; industry supply levels; and competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities and other risks and uncertainties, including those described under risk factors in the Company’s current Annual Information Form and management discussion and analysis. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.